UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 24, 2014

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited (“Reynolds Group”) wishes to furnish the information below and in Exhibit 1 for the benefit of its investors.
Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of a Registrant
Amendment to the Receivables Securitization Facility
On December 19, 2014, Beverage Packaging Factoring (Luxembourg) S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand-Duchy of Luxembourg (“BP Factoring”), an indirect wholly-owned subsidiary of Reynolds Group, entered into the Third Amendment to Receivables Loan and Security Agreement, First Amendment to Performance Undertaking Agreement and First Amendment to Purchase and Sale Agreement (collectively, the “Amendment”), amending (i) the Receivables Loan and Security Agreement, dated as of November 7, 2012, as amended by the Amendment to Receivables Loan and Security Agreement, dated as of May 29, 2013, and the Second Amendment to Receivables Loan and Security Agreement, dated as of September 11, 2013 (as amended, the “Receivables Loan and Security Agreement”), among BP Factoring, as the borrower, each Performance Guarantor (as defined in the Receivables Loan and Security Agreement), Nieuw Amsterdam Receivables Corporation, as a Conduit Lender, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch (“Rabobank”), as Facility Agent for the Nieuw Amsterdam Lender Group and as a Committed Lender, the other Conduit Lenders, Committed Lenders and Facility Agents from time to time party thereto, and Rabobank, as Administrative Agent, (ii) the Performance Undertaking Agreement, dated as of November 7, 2012 (the “Performance Undertaking Agreement”), made by Reynolds Group, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à.r.l. and the other Performance Guarantors identified on Annex I thereto in favor of Rabobank, as Administrative Agent and (iii) the Purchase and Sale Agreement, dated as of November 7, 2012 (the “Purchase and Sale Agreement” and, collectively with the Performance Undertaking Agreement and Receivables Loan and Security Agreement, the “Agreements”), among Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à.r.l., BP Factoring and the Sellers identified on Annex I thereto.
The Amendment permits BP Factoring to remove Evergreen Packaging Inc. and Blue Ridge Paper Products, Inc. as sellers under the Agreements and makes certain related changes to definitions and other provisions and certain other amendments to the Agreements, including certain reserve formulations and dilution factors, permitting BP Factoring to exclude certain receivables subject to factoring arrangements requested by the relevant account obligor, and clarifying certain mechanics related to the permitted exclusion of sellers.
A copy of the Amendment is filed as Exhibit 1 to this report. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreements, which are incorporated herein by reference.

Index to Exhibits

Exhibit No.	Description
1
Third Amendment to Receivables Loan and Security Agreement, First Amendment to Performance Undertaking Agreement and First Amendment to Purchase and Sale Agreement, dated as of December 19, 2014.
Press Release issued by Reynolds Group Holdings Limited on November 24, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
December 24, 2014